Exhibit 99.1

Melco Crown Entertainment Limited Announces

Declaration and Payment of Special Dividend and Amendment of Dividend Policy

MACAU, January 12, 2017 - Melco Crown Entertainment Limited (Nasdaq: MPEL) (“MCE” or the “Company,” “we” or “our”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announced the following:

Declaration of Special Dividend

MCE announced today that our Board has considered and approved the declaration and payment of a special dividend of approximately US$650 million (representing US$0.4404 per share and US$1.3212 per ADS) (the “Special Dividend”), highlighting our Company’s strong cash position and cash flow generating ability which has enabled us to return surplus capital to shareholders while still investing in our business.

The Special Dividend will be paid on or about February 10, 2017 to our shareholders whose names appear on the register of members of the Company at the close of business on January 23, 2017, being the record date for determination of entitlements to the Special Dividend.

Amendment of Dividend Policy

To reaffirm MCE’s commitment to returning surplus capital to shareholders, MCE announced today that our Board, after evaluating the Company’s current liquidity position and future expected capital needs, has amended our quarterly dividend policy from one based on approximately 30% of consolidated net income attributable to the Company to one targeting a quarterly cash dividend payment of US$0.03 per ordinary share (equivalent to US$0.09 per American depositary share (“ADS”), each representing three ordinary shares) of the Company, providing a larger, stable and more predictable ordinary dividend payout to shareholders.

Lawrence Ho, our Chairman and Chief Executive Officer commented, “We want to make certain that we efficiently utilize investor capital. We currently have a significant level of free cash and more than US$1.2 billion available credit lines. MCE also continues to generate very significant operating cash flow. Given these factors, we believe that we can return a meaningful amount of capital to investors now, and in the future, while still retaining significant flexibility to pursue value accretive opportunities.”

The new dividend policy will take effect beginning with any dividends declared by our Board for the fourth quarter of 2016 and continue until amended or otherwise determined by our Board. Distribution of dividends under this new dividend policy is subject to the Company’s accumulated and future earnings, cash availability and future commitments.

Our Board will continue to review from time to time our Dividend Policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

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